Exhibit 99.2

Enthusiast Gaming Announces Shareholder Meeting Voting Results

TORONTO, July 19, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), an integrated media and entertainment company for gamers, is pleased to announce the voting results for the election of its Board of Directors (the “Board”), which took place at the Company's Annual General Meeting of Shareholders (“AGM”) held today, July 19, 2022.

All nominees as set forth in the Company’s supplement to the management information circular dated July 12, 2022, were elected as directors of Enthusiast Gaming at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	%	Votes Withheld	%
John Albright	48,061,637	97.66%	1,150,970	2.34%
Michael Beckerman	47,780,557	97.09%	1,432,050	2.91%
Ben Colabrese	47,882,269	97.30%	1,330,338	2.70%
Alan Friedman	46,646,659	94.79%	2,565,948	5.21%
David Goldhill	50,640,912	100%	0	0.00%
Janny Lee	50,640,912	100%	0	0.00%
Adrian Montgomery	48,089,076	97.72%	1,123,531	2.28%
Scott Michael O’Neil	48,241,971	98.03%	970,636	1.97%
Angela Marie Ruggiero	48,313,824	98.17%	898,783	1.83%
Richard Sherman	47,685,503	96.90%	1,527,104	3.10%

The shareholders also: (1) voted in favour of setting the number of directors at ten (10); and (2) approved the re-appointment of KPMG LLP as auditor of the Company for the ensuing year and authorized the Board to fix the remuneration of the auditor. Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	%	Withheld/ Against	%
Number of Directors	Carried	50,640,912	100%	0	0.00%
Appointment of Auditors	Carried	49,950,593	98.64%	690,319	1.36%

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
 investor@enthusiastgaming.com

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.